

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2013

Via E-mail
Robert A. Gannicott
Chief Executive Officer
Harry Winston Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9

      Re: Harry Winston Diamond Corporation
             Form 40-F for Fiscal Year Ended January 31, 2012
             Filed April 24, 2012
             File No. 001-33838

Dear Mr. Gannicott:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Tia L. Jenkins

                      Tia L. Jenkins
                      Senior Assistant Chief Accountant
                      Office of Beverages, Apparel, and Mining